Exhibit 21.1

Subsidiaries of the Registrant

Independence American Holdings Corp. (DE)
    Independence American Insurance Company (DE)
    IndependenceCare Underwriting Services - Minneapolis, L.L.C. (MN)
    Risk Assessment Strategies, Inc. (DE)
    Voorhees Risk Management LLC (DE)
    HealthInsurance.org, LLC (DE)
    Independent Producers of America, LLC (DE)
    Excess Claims Administrators, Inc. (DE)
    Majestic Underwriters LLC (DE)